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                                                             EXHIBIT (A)(1)(VI)






  NOTICE SENT BY THE PARTNERSHIP TO LIMITED PARTNERS DATED SEPTEMBER 27, 2001.



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ORIG, LLC
10172 Linn Station Road
Louisville, KY 40223
(800) 928-1492 ext. 544

September 27, 2001

                       THE OFFER TO PURCHASE INTERESTS IN

                  NTS-PROPERTIES V IS SCHEDULED TO EXPIRE SOON.

                    IF YOU WISH TO TENDER YOUR INTERESTS AND

                      HAVE NOT YET DONE SO, YOU HAVE UNTIL

                  11:59 P.M. EST ON TUESDAY, NOVEMBER 13, 2001,

               TO RECEIVE THE PURCHASE PRICE OF $230 PER INTEREST.


         On August 13, 2001, we offered to purchase for $230 per interest up to 2,000 interests in the Partnership.

                        IMPORTANT: PLEASE READ CAREFULLY!

         We have received questions from some investors regarding the tender offer. The following are answers to some of the more commonly asked questions:

Q:       WHY SHOULD I PARTICIPATE IN THE TENDER?

A: Neither we nor the general partner is making a recommendation concerning whether you should tender your interests. We are only providing a market to allow you to liquidate your interests if you so choose. Some limited partners have chosen to tender due to their age, length of time in the investment, the fact the partnership does not anticipate liquidating in the foreseeable future, and/or for tax reasons. On the other hand, some limited partners have chosen not to tender based on a belief that they will realize more value from their interests by retaining them. There are risks associated with both tendering or retaining your interests. See the "Risk Factors" section of the Offer to Purchase dated August 13, 2001.

Q:       WHAT IS THE PURPOSE OF THE TENDER?

A: The purpose of the tender is to allow limited partners to liquidate some or all of their interests if they desire. With no active liquid market for the interests, and an unlikely chance that such a market will develop in the near future, the tender provides limited partners who wish to sell their interests with an opportunity to do so.

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Q:       HOW WAS THE TENDER PRICE DETERMINED?

A: The purchase price per interest in the tender was determined by us, in our sole discretion, based on the prices paid to limited partners in past transactions. The net price of $230 per interest is the highest net price paid to investors of which we are aware as of the date of this notice.

Q:       WHEN WILL THE PARTNERSHIP LIQUIDATE OR RESUME DISTRIBUTIONS?

A: The Partnership has no plans to liquidate or resume distributions in the near future. Therefore, limited partners who do not tender their interests may not be able to realize any return on, or any distribution relating to, their investment in the Partnership in the foreseeable future. Limited partners who tender will not be able to share in the long-term appreciation of the value of the interests, if any. See the "Risk Factors" section of the Offer to Purchase dated August 13, 2001.

         IF YOU HAVE ALREADY SUBMITTED PAPERWORK TO TENDER YOUR INTERESTS, NO ADDITIONAL PAPERWORK IS REQUIRED. YOU WILL AUTOMATICALLY RECEIVE THE PRICE OF $230 PER INTEREST. PLEASE NOTE THAT WE WILL NOT IMPOSE ANY FEES OR EXPENSES IN CONNECTION WITH THE OFFER. IF YOU HAVE NOT SUBMITTED YOUR PAPERWORK AND WISH TO DO SO, YOU HAVE UNTIL 11:59 P.M. EASTERN STANDARD TIME ON TUESDAY, NOVEMBER 13, 2001, IN ORDER TO RECEIVE THE PURCHASE PRICE OF $230 PER INTEREST.

         The terms and conditions described in the Offer to Purchase and the Letter of Transmittal which accompanied the Offer to Purchase are applicable in all respects to the tender offer. This notice should be read in connection with the Offer to Purchase, and Letter of Transmittal. If you have any questions regarding this offer, please call (800) 928-1492, extension 544. The offer will expire on November 13, 2001. Payments will be mailed no later than November 20, 2001, unless the offer is extended.